UNITED STATES

SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549	1-11750

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☒	Form 11-K	☐	Form 20-F	☐	Form 10-Q	☐	Form N-SAR

For Period Ended:	December 31, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Full Name of Registrant: Aerosonic Corporration
Former Name if Applicable:
Address of Principal Executive Office (Street and number): 1212 North Hercules Avenue
City, state and zip code: Clearwater, Florida 33705

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aerosonic Corporation (the “Registrant”) requires additional time to prepare and file its annual report with respect to its 401(k) Plan on Form 11-K for the year ended December 31, 2007 (the “Form 11-K”). The Registrant had unanticipated delays in the collection and compilation of certain information required to be included in the Form 11-K.

The Registrant expects to file the Form 11-K as soon as practicable and in any event no later than the fifteenth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

PART IV OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Charles L. Pope	(727)	461-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	YES ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	YES ☐	No ☒

Aerosonic Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2008	By:	/s/ Charles L. Pope
Charles L. Pope, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).